SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November 2004

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

December 1, 2004	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

NEWS RELEASE

Smedvig secures new tender rig contract

Stavanger, Norway, November 4, 2004

Smedvig has been awarded a letter of intent by Petronas Carigali for production drilling offshore Malaysia with the self-erecting tender rig Teknik Berkat. The contract has a duration of approximately eight months, from November 15 2004. The estimated contract value is US$ 10 million.

Teknik Berkat is owned by the Smedvig and Crest Petroleum joint venture Varia Perdana, where Smedvig has a 49 percent ownership share.

Analyst Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Media Contact:

Hilde Waaler, Public Relations Manager + 47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2003 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

Smedvig secures new tender rig contract in Thailand

Stavanger, Norway, November 29, 2004

Smedvig has been awarded a letter of intent by the state oil company in Thailand, PTT Exploration and Production Company, for the self-erecting tender rig T-3. The production drilling assignment has a firm duration of approximately 17 months, with options for an additional six months. Commencement of operations is scheduled for May 2005, and the contract value is estimated at US$ 20 million.

Analyst Contact:

Jim Dåtland, Investor Relations +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2003 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

Smedvig secures contract extension for tender rig in West Africa

Stavanger, Norway, November 29, 2004

Smedvig has been awarded a letter of intent by Total Congo to extend the production drilling contract for the self-erecting tender rig T-8. The contract extension has a duration of approximately eight months, from the beginning of April 2005 until December 2005. The estimated contract value is US$ 13 million. T-8 is currently operating offshore Congo, West Africa.

Analyst Contact:

Jim Dåtland, Investor Relations +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2003 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

Smedvig asa has today sold 10,000 Class B shares at a strike price of NOK 34.9 per share. The sale was made in connection with the Company’s employee stock option program. The Company’s holding of treasury stocks after the transaction is 550,000 Class A shares and 1,663,000 Class B shares.

Financial calendar 2005 – Smedvig asa

February 17 – Preliminary results 2004

March 16 – 2004 Annual report and accounts

April 21 – 1Q results

May 11 – Annual General Meeting

August 10 – 2Q results

October 24 – 3Q results